RANBAXY

HEAD OFFICE:25,NEHRU PLACE,NEW DELHI-110019, PHONE:26452666-72 FAX: (91-11)26465748

SEC:SE
3rd November, 2003

BY AIR MAIL

03037399

SUPPL

03 NOV 17 AM 7:21

Securities & Exchange Commission,
Division of Corporate Finance,
Office of International , Corporation Finance,
450, Fifth Street, N.W.,
WASHINGTON, D.C. 20549

Dear Sir,

SUB: **Listing Application**

RE: **123g3-2(b) EXEMPTION-FILE 82-3821**

Enclosed please find the copies of the following documents :

Listing Application	:	Filed with Stock Exchanges for Listing of 41,994 Equity Shares of Rs.10/- each allotted on 13.10.2003 under employees Stock Options Scheme.
Form No.2-Return of Allotment	:	Filed with Registrar of Companies

PROCESSED
NOV 19 2003
THOMSON FINANCIAL

Thanking you,

Yours faithfully,
For RANBAXY LABORATORIES LTD

(S.K.PATAWARI)
COMPANY SECRETARY

Encl: As above

dlw 11/17

ANNEXURE-

Appendix XIII

LISTING APPLICATION

(By Listing Companies for Further Issues)

1. Name of Company	**RANBAXY LABORATORIES LTD**
2. New Issue of Capital. (a) Date of issue (b) Number of shares (c) Proportion in which bonus issue Allotted of shareholders	NOT APPLICABLE
3. New Issue- (a) Date of Issue (b) Number of shares (c) Issue Price (d) Proportion in which right shares Offered against existing shares. (e) Number of right shares allotted to Shares holders or their nominees.	 13.10.2003 As per statement attached
4. New Issue of Capital- ADDITIONAL SHARES (a) Number of shares applied for by Shareholders over and above Entitled shares. (b) Number of additional shares Allotted. (c) Basis of Allotment	NOT APPLICABLE
5. New Issue of Capital- RIGHT SHARES NOT APPLIED FOR BY OR NEW ISSUE NOT OFFERED TO SHAREHOLDERS (a) State whether Prospectus or Statement in lieu of Prospectus filed With Registrar. (b) Issue Price (c) Shares offered by the company for Public subscription (i) Number of shares allotted (ii) Dates from and upto which list kept open for public Subscription. (iii) Number of shares applied for By (a) Public other than directors And underwriters or their Nominees. (b) Directors (c) underwriters and their (d) nominees	NOT APPLICABLE

(iv) Number of shares allotted to- (a) Public other than directors And underwriters or their Nominees. (b) directors	
© Underwriters and their Nominees. (v) Largest number of shares Applied for and allotted to any applicant. (vi) Basis of allotment. (d) Shares not offered by the Company Public subscription. (i) Number of shares not offered (ii) Placing-number (a) Retained by Company's underwriters and official brokers. (b) placed with clients of Company's underwriters & Official brokers. (c) placed with market. (iii) Allotted with a view to offer for Sale. (iv) Otherwise allotted. (please given detailed particulars)	
6. Offer for Sale of Shares otherwise than By the Company. (a) State whether Prospectus or Statement in lieu of Prospects filed With Registrar (b) Price at which shares offered for Sale. (c) Shares offered for sale or the public; (i) Number of share offered (ii) Dates from and upto which list kept open for public subscription. (iii) Number of shares applied for By- (a) Public other than Directors and under Writers of their nominees (b) directors (c) underwriters & their nominees (Iv) Number of shares allotted to-	NOT APPLICABLE

(a) Public other than Directors and underwriters of their Nominees. (b) directors (c) underwriters & their nominees (v) Largest number of shares applied for and allocated to any applicant. (vi) Basis of allocation	
(d) Shares not offered by the Company for Public subscription : (i) Number of shares not offered (ii) Number of shares allocated to directors (iii) Placing-Number (a) retained by underwriters and official brokers (b) placed with clients offers, underwriters & Official brokers. (c) Placed with market	
(e) Particulars of any commission, brokerage, discount or other special terms granted to any persons in connection with the issue. (f) When shares offered at a premium which has not accrued to the Company state (i) reasons therefor (ii) to whom the premium has accrued (iii) amount of such premium	Not applicable
7. Registration of Transfers- Date on and from which Company's Transfer Books are or will open for registering transfers of new shares.	From the date of allotment

FOR RANBAXY LABORATORIES LTD

Date: 27.10.2003

(TARUN DALAL)
SENIOR MANAGER SECRETARIAL SERVICES

ANNEXURE- V

DISTRIBUTION SCHEDULE

(To be made out for each class of security)

RANBAXY LABORATORIES LIMITED

(Name of Company)

Distribution of EQUITY SHARES as on 13.10.2003
(Kind of Security)

Total nominal value of Rs. 4,19,940 Nominal Value of each shares Rs.10/-

Total number of shares 41,994 Paid up value of per share Rs.10/-

Distinctive No(s) 185538626 To185580619 (Details as per Annexure-I attached)

TABLE I

DISTRIBUTION OF HOLDINGS

FOR ALLOTMENT OF SHARES UNDER EMPLOYEES STOCK OPTION SCHEME OF THE COMPANY

Shareholding nominal Rs. (1)	Shareholders Number (2)	% to Total (3)	Share amount In Rs. (4)	% to Total (5)
Upto - 5,000	204	93.15	273770	65.19
5,001 - 10,000	11	5.02	90970	21.66
10,001 - 20,000	3	1.37	32800	7.81
20,001 - 30,000	1	0.46	22400	5.34
30,001 - 40,000	0	-	-	-
40,001 - 50,000	0	-	-	-
50,001 - 1,00,000	0	-	-	-
1,00,001 - and above	0	-	-	-
TOTAL	219	100	419940	100

TABLE II

NAME OF SHAREHOLDERS AND SHARES HELD BY THE FOLLOWING. Viz.

	Name of shareholders		No of shares	% to Total No of shares
	(1)		(2)	(3)
a) Foreign Holdings	(i)	Foreign Collaborators	-	-
	(ii)	Foreign Financial Institutions	-	-
	(iii)	Foreign Nationals	-	-
	(iv)	Non-resident Indians (Persons holding Indian Passport staying abroad and persons of Indian Origin staying abroad).	-	-
	(v)	The Bank of New York	-	-
	(vi)	Non-domestic Companies	-	-
		TOTAL	-	-
b) Govt./Govt. Sponsored Financial Institutions	(i)	Life Insurance Corpn. Of India	-	-
	(ii)	Unit Trust of India **	-	-
	(iii)	Industrial Finance Corpn. Of India	-	-
	(iv)	Industrial Dev.Bank of India	-	-
	(v)	Industrial Credit & Investment Corp. of India	-	-
	(vi)	General Insurance Corpn. Of India and its subsidiaries	-	-
	(vii)	Nationalised Bank	-	-
	(viii)	Government Companies	-	-
	(ix)	Central government	-	-
	(x)	State Governments	-	-
	(xi)	State Financial Corporations	-	-
	(xii)	Foreign Banks	-	-
	(xiii)	Mutual Fund	-	-
		TOTAL	-	-
c) Bodies Corporate (not covered under (a) and (b))	(i)	Holding Company	-	-
	(ii)	Subsidiary Companies	-	-
	(iii)	Other bodies corporate	-	-
		TOTAL	-	-
Directors and their relatives (as defined in Sec.6 of the Companies Act,1956			-	-

(e) Other top 50 shareholders (Other than those listed above.)			
Not Applicable			
	TOTAL		

RANBAXY LABORATORIES LTD.
NEW DELHI

TABLE III

Holdings of OFFICE BEARERS AS ON 13.10.2003

Names, of Director, Managing Director, Chairman , President, Secretary	Official relationship to the Company	Number of shares
(1)	(2)	(3)
Mr.TEJENDRA KHANNA	CHAIRMAN	-
MR.J.W.BALANI	DIRECTOR	-
MR.VIVEK BHARAT RAM	DIRECTOR	-
MR.D.S.BRAR	CHIEF EXECUTIVE OFFICER AND MANAGING DIRECTOR	-
DR.P.S.JOSHI	DIRECTOR	-
MR.NIMESH KAMPANI	DIRECTOR	-
MR.V.K.KAUL	WHOLE-TIME DIRECTOR	-
MR.VIVEK MEHRA	DIRECTOR	-
MR.HARPAL SINGH	DIRECTOR	-
MR.SURENDRA DAULET SINGH	DIRECTOR	-
DR.BRIAN W.TEMPEST	WHOLE-TIME DIRECTOR	-
MR.S.K.PATAWARI	COMPANY SECRETARY	-

CERTIFIED CORRECT
FOR RANBAXY LABORATORIES LTD

(TARUN DALAL)
SENIOR MANAGER SECRETARIAL SERVICES

Dated : 27.10.2003

NOTE: Separate forms should completed for each class of security, e.g. debentures, preference shares, equity shares, etc. Similarly, separate forms should be completed for shares of the same class which are not identical all respects shares are identical all respects only if –

(i) they are of the same nominal value and the same amount per share has been called up.

(ii) They are entitled to dividend at the same rate and for the same period so that at the next ensuing distribution the dividend payable on each shall amount to exactly the same sum net and gross; and

(iii) They carry the same rights in all respects.

Ares

FORM NO.2

No of Company: 3747
Nominal Capital : Rs.200 Crores

THE COMPANIES ACT, 1956

Return of Allotment
{(Pursuant to section 75(1)) }

Name of Company : **RANBAXY LABORATORIES LIMITED**

Presented by : **MR.S.K.PATAWARI, COMPANY SECRETARY**

Return of Allotment of the : **RANBAXY LABORATORIES LIMITED**

made out on the following **date/dates : **13.10.2003** filed with the Registrar of Companies pursuant to section 75(1)

2. Shares allotted payable in cash:-

Class of Shares	No of Shares allotted	Nominal Amount per share	Nominal Amount total	Amount paid on application (excluding premium	Amount paid or due and payable on allotment: paid	Amount paid or due and payable on allotment: due and payable	Amount of premium (if any) payable on shares	Amount of discount (If any)
(1)	(2)	(3)	(4)	(5)	(6)	(7)	(8)	(9)
1.Equity Shares	41994	10/-	419940	419940	-	-	17362967	-
2.Preference Shares other than redeemable Preference Shares			NOT APPLICABLE					
3.Redeemable preference Shares			NOT APPLICABLE					

2. (a) Shares allotted for consideration otherwise than in cash)
(i) Equity Shares) Not Applicable
(ii) Preference Shares)
(iii) Redeemable Preference Shares)
*Number of Shares)
Nominal amount of shares)
Amount to be treated as paid-up on each shares)
The consideration for which such shares have been allotted)
Is as follows :
Property and assets required Rs.) Not Applicable
(Description))
Goodwill Rs.) Not Applicable
Services (give nature of service Rs.)
Other items (to be specified) Rs.

Ares

3. *Shares issued at a discount Number of shares (b)
Nominal amount of shares)
Amount of discount per shares) Not Applicable
Paid-up shares)
(A copy of the resolution for the issue of th shares at a discount with a copy of the order of the Court and also a copy of the order of the Central Government where the discount exceeds 10 per cent should be attached to this return)

** Insert date or dates of the allotment

4. Number of Bonus Shares) Not Applicable
Nominal Amount of shares)
Amount to be treated as paid up on each shares Rs.)
(A copy of the resolution authorising the issue of the bonus shares should be attached to this return.

Names, addresses and occupation of the allottees

Date of Allotment	Name of allottee In full	Address occupation of the Allottee	No of shares allotted		
			Equity	Preference shares other than Redeem-able preference shares	Redeemable preference shares
(1)	(2)	(3)	(4)	(5)	(6)
13.10.2003	(As per List attached) at Annexure-I		41994	-	-

FOR RANBAXY LABORATORIES LIMITED

Signature :

Designation: (S.K.PATAWARI)
COMPANY SECRETARY

Dated: 22.10.2003

* Distinguish between preference and Equity Shares Capital specifying separately Redeemable Preference Shares, if any.

** State whether Director, Managing Director, Manager or Secretary

Note: 1. When a return includes several allotments made on different dates, the actual Date of all such allotments should be entered at the top of the from page and the Registration of the return should be effected within one month of the first date

2. A certificate signed by :-

<u>Director</u>
<u>Managing Director</u>
<u>Manager</u>
Or
Secretary

To the effect that the conditions, if any, imposed by the Controller of Capital Issues in the order consenting to the issue of the capital represented by the shares comprised in this return have been duly complied with shall accompany this return).